UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

CHINA GRENTECH CORPORATION LIMITED

(Name of Issuer)

Ordinary Shares, Par Value US$0.00002 per share

(Title of Class of Securities)

16938P107

(CUSIP Number)

Yingjie Gao

c/o 16th Floor, Block A, Guoren Building

Keji Central 3rd Road

Hi-Tech Park, Nanshan District

Shenzhen 518057, People’s Republic of China

+(86) 755 2651-6888

With a copy to:

Peter X. Huang

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

No. 1, Jianguomenwai Avenue

Beijing 100004, People’s Republic of China

+(86) 10 6535-5599

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 16938P107	Page 2 of 10 Pages

(1)	Name of reporting person: Guoren Industrial Developments Limited
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds OO, AF, WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
(6)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 183,195,375 ordinary shares
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 183,195,375 ordinary shares
(11)	Aggregate amount beneficially owned by each reporting person 183,195,375 ordinary shares
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 32.5%
(14)	Type of reporting person CO

SCHEDULE 13D

CUSIP No. 16938P107	Page 3 of 10 Pages

(1)	Name of reporting person: Heng Xing Yue Investments Limited
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds OO, AF, WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
(6)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 183,195,375 ordinary shares
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 183,195,375 ordinary shares
(11)	Aggregate amount beneficially owned by each reporting person 183,195,375 ordinary shares
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 32.5%
(14)	Type of reporting person CO

SCHEDULE 13D

CUSIP No. 16938P107	Page 4 of 10 Pages

(1)	Name of reporting person: Yingjie Gao
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds OO, AF, WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
(6)	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 183,195,375 ordinary shares
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 183,195,375 ordinary shares
(11)	Aggregate amount beneficially owned by each reporting person 183,195,375 ordinary shares
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 32.5%
(14)	Type of reporting person IN

SCHEDULE 13D

CUSIP No. 16938P107	Page 5 of 10 Pages

(1)	Name of reporting person: Ce Lue Investments Limited
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds OO, AF, WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
(6)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 183,195,375 ordinary shares
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 183,195,375 ordinary shares
(11)	Aggregate amount beneficially owned by each reporting person 183,195,375 ordinary shares
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 32.5%
(14)	Type of reporting person CO

SCHEDULE 13D

CUSIP No. 16938P107	Page 6 of 10 Pages

(1)	Name of reporting person: Target Growth Holdings Limited
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds OO, AF, WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
(6)	Citizenship or place of organization Commonwealth of the Bahamas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 183,195,375 ordinary shares
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 183,195,375 ordinary shares
(11)	Aggregate amount beneficially owned by each reporting person 183,195,375 ordinary shares
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 32.5%
(14)	Type of reporting person CO

SCHEDULE 13D

CUSIP No. 16938P107	Page 7 of 10 Pages

(1)	Name of reporting person: Credit Suisse Trust Limited as Trustee of the GRRF Trust
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds OO, AF, WC
(5)	Check box disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
(6)	Citizenship or place of organization Republic of Singapore
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 183,195,375 ordinary shares
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 183,195,375 ordinary shares
(11)	Aggregate amount beneficially owned by each reporting person 183,195,375 ordinary shares
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 32.5%
(14)	Type of reporting person CO

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) is filed with respect to China Grentech Corporation Limited (the “Company” or “Issuer”) jointly by Guoren Industrial Developments Limited (“Guoren Industrial”), Heng Xing Yue Investments Limited (“HXY”), Mr. Yingjie Gao (“Mr. Gao”), Ce Lue Investments Limited (“Ce Lue”), Target Growth Holdings Limited (“Target Growth”) and Credit Suisse Trust Limited as Trustee of the GRRF Trust (“Trustee”). Guoren Industrial, HXY, Mr. Gao, Ce Lue, Target Growth and Trustee are collectively referred to herein as the “Reporting Persons.”

This Amendment No. 4 amends and supplements the statement on Schedule 13D filed on February 12, 2008 on behalf of the reporting persons named therein with the United States Securities and Exchange Commission, as amended on September 9, 2008, January 19, 2010 and October 18, 2011 (the “Schedule 13D”). Except as provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OF OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The Reporting Persons intend to finance the Proposed Transaction (as defined below) primarily through debt financing.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On November 12, 2011, Mr. Gao, on behalf of himself, submitted a preliminary non-binding proposal (the “Proposal”) to the board of directors of the Company (the “Board”) for the acquisition of all of the outstanding ordinary shares of the Company and American Depositary Shares (“ADS”), each representing 25 ordinary shares of the Company, that are not currently owned by Mr. Gao (the “Proposed Transaction”) through an acquisition vehicle to be formed by Mr. Gao for the purpose of pursuing the Proposed Transaction.

In the Proposal, Mr. Gao proposed to acquire all of the outstanding ordinary shares Company and ADSs held by shareholders, other than himself and certain members of the management and affiliated entities who will continue to hold equity, for $0.124 per ordinary share and $3.10 per ADS, which represents a premium of 21.1% to the Company’s closing price on November 11, 2011 and a premium of 45.0% to the volume-weighted average closing price during the 60 trading days prior to November 11, 2011.

Mr. Gao intended to finance the Proposed Transaction primarily with debt financing and has held preliminary discussions with Guotai Junan Finance (Hong Kong) Limited (“Guotai”) in this regard. Guotai has issued to Mr. Gao on November 12, 2011 a highly confident letter (the “Highly Confident Letter”) stating its preliminary indication of interest to potentially provide debt financing as specified in such letter to finance the Proposed Transaction. References to the Highly Confident Letter are qualified in their entirety by reference to the Highly Confident Letter itself, a copy of which is attached hereto as Exhibit 99.3 and incorporated herein by reference as if set forth in its entirety.

Mr. Gao also indicated in the Proposal that he is prepared to negotiate and finalize the terms of the Proposed Transaction in definitive transaction documents, which will provide for covenants and conditions typical and appropriate for transactions of this type.

The Proposal also provided that no binding obligation on the part of the Company or Mr. Gao shall arise with respect to the Proposed Transaction unless and until definitive agreements have been executed.

The foregoing summary of certain provisions of the Proposal is not intended to be complete. References to the Proposal in this Amendment No. 4 are qualified in their entirety by reference to the Proposal itself, a copy of which is attached hereto as Exhibit 99.4 and incorporated herein by reference as if set forth in its entirety.

If the Proposed Transaction is completed, the Company’s ADSs would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act and would be delisted from the NASDAQ Global Select Market.

Except as indicated above and elsewhere herein, none of the Reporting Persons have any present plan or proposal that relates to or would result in any other action specified in clauses (a) through (j) of the instructions to Item 4 on Schedule 13D (although they reserve the right to develop such plan or proposal).

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The Proposal described under Item 4 of this Amendment No. 4 is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit 99.3: Highly Confident Letter from Guotai Junan Finance (Hong Kong) Limited to Mr. Yingjie Gao, dated November 12, 2011 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K filed on November 14, 2011).

Exhibit 99.4: Proposal Letter from Mr. Yingjie Gao to the Board of Directors of China Grentech Corporation Limited, dated November 12, 2011.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2011

Guoren Industrial Developments Limited

By:	/s/ Yingjie Gao
Name:	Yingjie Gao
Title:	Sole Director

Heng Xing Yue Investments Limited

By:	/s/ Yingjie Gao
Name:	Yingjie Gao
Title:	Sole Director

Yingjie Gao

By:	/s/ Yingjie Gao

Ce Lue Investments Limited

By:	/s/ Yingjie Gao
Name:	Yingjie Gao
Title:	Sole Director

Target Growth Holdings Limited

By:	/s/ Lau Chew Lui /s/ Silvio Roethlisberger
Name:	Bukit Merah Limited by its authorized signatories, Lau Chew Lui and Silvio Roethlisberger
Title:	Corporate Director

Credit Suisse Trust Limited as Trustee of The GRRF Trust

By:	/s/ Silvio Roethlisberger /s/ Mabel Chan
Name:	Silvio Roethlisberger and Mabel Chan
Title:	Authorized Signatories